UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PSS WORLD MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Florida (State of incorporation or organization)	59-2280364 (I.R.S. Employer Identification No.)

4345 Southpoint Blvd.
Jacksonville, Florida 32216
(Address and Zip Code of Principal Executive Offices)

If this Form relates to the registration of a class of
securities pursuant to Section 12(b) of the Exchange
Act and is effective pursuant to General Instruction
A.(c), please check the following box. |_|	If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |X|

Securities Act registration statement file number to which this form relates: __________________________________________
                                                                                                                                               (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered None	Name of each exchange on which each class is to be registered None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value per share
(Title of class)

ITEM 1.   DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

        The following discussion is a summary and does not purport to be complete and is subject in all respects to applicable Florida law and to the provisions of the amended and restated articles of incorporation, as amended, and the amended and restated bylaws of PSS World Medical, Inc. (“PSSI”). PSSI stockholders are urged to read the amended and restated articles of incorporation and amended and restated bylaws for a more complete description of these provisions and other information that may be important to you.  This registration statement will incorporate by reference the description of securities contained in any prospectus or supplement related to such securities filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 150,000,000 shares of common stock, $0.01 par value, of which 67,268,905 shares were issued and outstanding on December 31, 2003, and 1,000,000 shares of preferred stock, $0.01 par value, of which no shares are issued and outstanding. We had approximately 1,830 holders of record of our Common Stock as of December 31, 2003.

Common Stock

        Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders and may not cumulate votes for the election of directors. Holders of our common stock have the right to receive dividends when, as, and if declared by the Board of Directors from funds legally available therefor. Upon our liquidation, holders of common stock are entitled to share pro rata in any assets available for distribution to shareholders after payment of all of our obligations. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All shares of common stock have equal rights and preferences. All shares of common stock now outstanding are fully paid for and non-assessable.

Preferred Stock

        We currently have no shares of preferred stock outstanding. Our Board of Directors has the authority to establish, by amendment to the Articles of Incorporation in accordance with Florida law, one or more series of preferred stock, to designate each such series and to establish the variations in rights, preferences and limitations for each series, without further shareholder approval. Any issuance of preferred stock could be used to dilute the stock ownership of persons seeking to gain control of the Company and could otherwise have the effect of delaying, deferring or preventing a change in control of the Company.

Certain Articles of Incorporation and Bylaw Provisions

        Our Amended and Restated Articles of Incorporation, as amended, referred to as the Articles, contain several provisions that may make more difficult the acquisition of control of our Company by means of a tender offer, open market purchase, proxy fight or otherwise. Our Amended and Restated Bylaws, referred to as the Bylaws, also contain provisions that could have an anti-takeover effect.

        Classified Board of Directors. The Articles and Bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. We believe that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and of the business strategies and policies as determined by the Board of Directors.

        The classified board provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, therefore discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions.

        Number of Directors; Removal; Filling Vacancies. The Articles and Bylaws provide that the number of directors will be fixed from time to time by the consent of three-fifths of the Board of Directors. Accordingly, assuming that the number of directors on the Board of Directors stays the same, any four members of the board could prevent a shareholder from obtaining representation on the board by enlarging the board and filling the new directorships with its own nominees.

        Moreover, the Articles provide that directors may be removed with or without cause only by the affirmative vote of holders of at least four-fifths of the outstanding shares of our capital stock entitled to vote on election of directors at a meeting called for that purpose (“Voting Stock”), except that if the Board of Directors, by an affirmative vote of at least three-fifths of the entire Board of Directors recommends removal of a director to the shareholders, such removal may be effected by the affirmative vote of the holders of a majority of the Voting Stock. This provision, when coupled with the provisions of the Articles and the Bylaws authorizing the Board of Directors to fill vacant directorships only by a vote of three-fifths of the Board of Directors in office, will preclude shareholders having less than four-fifth of the Voting Stock from removing incumbent directors with or without cause and filling the vacancies created by such removal with their own nominees, without the affirmative vote of three-fifths of the Board of Directors.

        Preferred Stock. As described above, the Board of Directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix by amendment to the Articles, as provided by Florida law, the terms and conditions of each such series. We believe that the availability of the preferred stock issuable in series will provide it with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Although the Board of Directors has no present intention of doing so, it could issue a series of preferred stock that could, depending on its terms, either impede or facilitate the completing of a merger, tender offer or other takeover attempt.

    Amendments.        The Articles provide that if the shareholders have adopted or amended a provision in the Articles or the Bylaws that fixes a greater quorum or voting requirement for shareholders or voting groups of shareholders than is required by Florida law, the adoption or amendment of a provision in the Articles or Bylaws that adds, changes, or deletes a greater quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The Articles provide that a provision of the Bylaws which fixes a greater quorum or voting requirement for shareholders may not be adopted, amended, or repealed by the Board of Directors.

        Fair Price Provision. The Articles provide that, in addition to any affirmative vote required by law or other provisions of the Articles, the affirmative vote of the holders of at least 80% of the voting power of the Voting Stock, voting together as a single class, is required for the approval or authorization of any business combination transaction with an interested shareholder.

        For purposes of this provision, a business combination transaction is:

  a merger or consolidation;
  sale, lease, exchange, mortgage, pledge, transfer or disposition of assets having a fair market value of $1 million or more;
  the issuance or transfer of any securities in exchange for cash, securities or other property having an aggregate fair market value of $1 million or more;
  the adoption of any plan or proposal for liquidation or dissolution of the Company; or
  any reclassification of securities or recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries, or any other transaction (whether or not with or into or otherwise involving an interested shareholder) which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any subsidiary directly or indirectly owned by the interested shareholder.

        An interested shareholder means any person who or which:

  is the beneficial owner of more than 10% of the voting power of the outstanding Voting Stock;
  is an affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding Voting Stock; or
  is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested shareholder, if such assignment or succession has occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

        However, the 80% voting requirement is not applicable if:

  such a business combination is approved by a majority vote of the directors who are unaffiliated with the interested shareholder and were members of the Board of Directors prior to the time that the interested shareholder became an interested shareholder, or their successors who are similarly unaffiliated with the interested shareholder and are recommended by a majority of disinterested directors then on the Board of Directors; or
  the business combination meets all following requirements:
  the consideration to be received in the business combination must not be less than the higher of:
    the highest per share price paid by the interested shareholder for any shares of common stock acquired by it within the two-year period immediately prior to the first public announcement of the proposed business combination, or in the transaction in which the interested shareholder became an interested shareholder, whichever is higher; or
    the fair market value per share of the common stock on the date of public announcement of the proposed business combination or on the date on which the interested shareholder became an interested shareholder, whichever is higher;
  If any of our preferred stocks are outstanding, then the consideration to be received in the business combination must not be less than the highest of:
    The highest per share price paid by the interested shareholder for any shares of preferred stock acquired by it within the two-year period immediately prior to the first public announcement of the proposed business combination, or in the transaction in which the interested shareholder became an interested shareholder, whichever is higher; or
    The highest preferential amount per share to which the holders of shares preferred stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, regardless of whether the business combination to be consummated constitutes such an event; or
    The fair market value per share of the preferred stock on the date of public announcement of the proposed business combination or on the date on which the interested shareholder became an interested shareholder, whichever is higher.
  the consideration paid to a particular class of outstanding Voting Stock shall be in cash or in the same form as the interested shareholder has previously paid for shares of such class of Voting Stock. If the interested shareholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it;
  after such interested shareholder has become an interested shareholder and prior to the consummation of the business combination, except as approved by a majority of the disinterested directors, the Company shall not have failed to pay quarterly dividends on the outstanding preferred stock, if any, or reduced the annual rate of dividends paid on the common stock;
  such interested shareholder shall not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such interested shareholder becoming an interested shareholder; and
  such interested shareholder, after becoming an interested shareholder, shall not have received the benefit, directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Company, whether in anticipation of or in connection with such business combination or otherwise.

        In the event these minimum price criteria and procedural requirements are met or the requisite approval of the disinterested directors is obtained with respect to a particular business combination, then the requirements of Florida law shall apply (which may require a majority vote of the shareholders, or in some instances, no vote of shareholders).

        The Articles provide that a vote of the holders of 80% or more of the voting power of the Voting Stock would be required in order to amend, alter or repeal, or adopt any provisions inconsistent with, the foregoing fair price provisions.

        Control-Share Acquisition. We are subject to the provisions of Section 607.0902 of the Florida Business Corporation Act. In general, the statute denies voting rights to shares purchased by an acquiring person who has obtained or anticipates obtaining a specified level of voting control in shares of an issuing public corporation as part of a control-share acquisition, except to the extent to which voting rights are conferred by resolution approved by the shareholders of the issuing public corporation. A vote of the shareholders to confer voting power under the statute must meet the criteria set forth in the statute, including the requirement for approval by a majority of all votes entitled to be cast in each voting group entitled to vote separately, excluding all interested shares.

        For the purpose of the statute, an “issuing public corporation” is a corporation which has more than 100 shareholders, has its principal office and place of business or substantial assets in the State of Florida, and either has:

  more than 10% of its shareholders resident in this state; or
  more than 10% of its shares owned by residents of this state; or
  1,000 shareholders resident in this state.

        Provisions of the statute become effective when a person acquires or intends to acquire stock which, when added to all other shares owned by such person or in respect of which such person may exercise or direct voting power, either alone or as part of a group, would entitle such person to exercise at least 20% of the voting power of the stock of the issuing public corporation. The statute, when addressing the acquisition of voting power, makes no distinction between irrevocable proxies and revocable proxies. Arguably then, the provisions of the statute could be invoked by the solicitation of revocable proxies although the Company is unaware of any recorded instance where this has occurred. The statute is self-operative and, therefore, the Company need not assert the defense in order for the provisions of the statute to apply.

        This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action of its shareholders.

Rights Agreement

        Pursuant to a Rights Agreement adopted in 1998, each outstanding share of our common stock carries with it a right to purchase one additional share at a price of $115 (subject to anti-dilution adjustments). The rights become exercisable (and separate from the shares) when certain specified events occur, including the acquisition of 15% or more of the common stock by a person or group (an “Acquiring Person”) or the commencement of a tender or exchange offer for 15% or more of the common stock.

        In the event that an Acquiring Person acquires 15% or more of the common stock or commences a tender or exchange offer for 15% or more of the common stock, each right entitles the holder to purchase for the then current exercise price that number of shares of common stock having a market value of two times the exercise price, subject to certain exceptions. Similarly, if we are acquired in a merger or other business combination or 50% of more of our assets or earning power is sold, each right entitles the holder to purchase at the then current exercise price that number of shares of common stock of the surviving corporation having a market value of two times the exercise price. The rights, which do not entitle the holder thereof to vote or to receive dividends, expire on April 20, 2008 and may be terminated by us under certain circumstances.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for the common stock is Wachovia Bank, N.A.

ITEM 2.   EXHIBITS

3.1	Amended and Restated Articles of Incorporation, as amended, dated as of March 15, 1994 (Incorporated by Reference to the Company’s Current Report on Form 8-K, filed April 8, 1998).

3.1a	Articles of Amendment to Articles of Incorporation, dated as of September 24, 2001 (Incorporated by Reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2001).

3.1b	Articles of Amendment to Articles of Incorporation, dated as of November 9, 2001 (Incorporated by Reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2001).

3.2	Amended and Restated Bylaws, dated as of March 15, 1994 (Incorporated by Reference to the Company’s Registration Statement on Form S-3, Registration No. 33-97524).

4.1	Specimen Certificate of the registrant's common stock (Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1, Registration No. 33-76580)

4.2	Shareholder Protection Rights Agreement, dated as of April 20, 1998, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (Incorporated by Reference to the Company’s Current Report on Form 8-K, filed April 22, 1998).

4.2a	Amendment to Shareholder Protection Rights Agreement, dated as of June 21, 2000, between the Company and Continental Stock Transfer & Trust Company as Rights Agent (Incorporated by Reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

4.2b	Amendment to Shareholder Protection Rights Agreement, dated as of April 12, 2002, between the Company and First Union National Bank, as Successor Rights Agent (Incorporated by Reference to the Company’s Annual Report on Form 10-K for the year ended March 29, 2002).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PSS WORLD MEDICAL, INC. (Registrant)

Date: March 3, 2004	By: /s/ David M. Bronson Name: David M. Bronson Title: Executive Vice President and Chief Financial Officer